September 19, 2005

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrownrowe.com

Mohit Kalra

Direct Tel (312) 701-8809

Direct Fax (312) 706-8686

mkalra@mayerbrownrowe.com

Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Mail Stop 6010 Securities and Exchange Commission 100 First Street, N.E. Washington, D.C. 20549

Re:	Cambridge Antibody Technology Group PLC

Form 20-F for the Fiscal Year Ended September 30, 2004,

Filed December 16, 2004 (File No. 000-31116)

Dear Mr. Rosenberg:

This letter responds to the Staff’s comment letter dated August 12, 2005 (the “Staff’s Letter”) addressed to Peter Chambré, Chief Executive Officer of Cambridge Antibody Technology Group PLC (“CAT”), relating to the above-referenced filing. CAT’s responses to the comments in the Staff’s Letter are set forth below. Numbered responses below correspond to the numbering of the comments in the Staff’s Letter. CAT is contemporaneously filing Amendment No. 1 to the Form 20-F.

1a.	The requested disclosure has been included in the Form 20-F/A in Item 5 under the heading “Research and development expenses.”

1b.	To the extent possible, the requested disclosure has been included in the Form 20-F/A in Item 5 under the heading “Research and development expenses.” As disclosed in the Form 20-F/A in Item 5 under the heading “Research and development expenses,” it is difficult for CAT to estimate the timing and estimated costs to complete development of its research and development projects.

1c.	As disclosed in the Form 20-F/A in Item 5 under the heading “Research and development expenses,” it is difficult for CAT to estimate the anticipated completion dates of its research and development projects.

1d.	The requested disclosure has been included in the Form 20-F/A in Item 5 under the heading “Research and development expenses.”

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Mayer, Brown, Rowe & Maw LLP

Jim B. Rosenberg

September 19, 2005

1e.	As disclosed in the Form 20-F/A in Item 5 under the heading “Research and development expenses,” it is difficult for CAT to estimate when material cash inflows from development of its research and development projects will commence.

2.	The disclosure has been revised as requested.

CAT hereby acknowledges that:

•	CAT is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CAT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or if you require any additional information, please feel free to contact me at (312) 701-8809 or Philip J. Niehoff at (312) 701-7843.

Sincerely,

/s/ Mohit Kalra

Mohit Kalra